Mail Stop 3561

July 9, 2007

Reid Dabney, Senior Vice President
Foldera, Inc.
17011 Beach Boulevard, Suite 1500
Huntington Beach, CA 92647

      Re: Foldera, Inc.
            Amendment No. 4 to Registration Statement on Form SB-2
            Filed June 25, 2007
            File No. 333-139120

Dear Mr. Dabney:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

1. We note your response to comment 1 in our letter dated June 8, 2007. We reissue in part our prior comment. Please revise to omit the additional shares from the resale registration statement since these shares have not yet been issued or provide us with an analysis of why you believe that it is appropriate to register these additional shares. In doing so, please tell us when the shares will be issued, if you have not done so already. It would appear that you issued some of the shares on May 11, 2007, according to the disclosure that appears on page 56, however, it is not clear whether you have issued all of the shares due. Further, tell us whether any additional amounts are due to be issued and when. Finally, explain to us how you arrived at the amount you indicate on the cover page (1,099,305 shares), as compared to the amount you indicate on pages 25 and 69 (882,858 shares), as compared to the amounts you include in the Selling Stockholder Table in footnotes (25)-(27) as these amounts would appear to differ.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ta Tanisha Meadows, Accountant, at (202) 551-3322 or William H. Thompson, Assistant Chief Accountant, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Spencer G. Feldman, Esq.
        Greenberg Traurig, LLP